UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 30, 2022

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254885) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 30, 2022, Arrival (the “Company”) issued a press release announcing that it has produced the first production verification vehicle from a Microfactory. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on September 30, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ Denis Sverdlov
Name:     Denis Sverdlov
Title:     Chief Executive Officer
Dated: September 30, 2022

Exhibit 99.1

Arrival Produces First Production Verification Van
in Microfactory

London, UK (30th September, 2022) – Arrival (NASDAQ: ARVL) today announced that it has produced the first production verification vehicle from its Bicester Microfactory.

Arrival produced the first Van in a Microfactory using in-house technologies, including composite materials, autonomous mobile robots, in-house components and a software defined factory.

The milestone is a big stepping stone towards at-scale production and delivering vehicles to its customers.

“Today is an important day for Arrival. This is the first time a vehicle has ever been built in our Microfactory, using a new method that does not use a traditional assembly line. Although we have not yet achieved serial production, we are focused on making it happen. We will continue to produce vehicles in our Microfactory in order to master at-scale production,” said Denis Sverdlov, Founder and CEO at Arrival. “It has been more difficult than we had initially imagined, and I thank the team for the immense amount of effort, technology, innovative breakthroughs, and problem solving.”

The Arrival Vans produced this year in the company’s first Microfactory in Bicester, UK, will be used for continued testing, validation and quality control, rather than being sold to customers.

Further information will be provided on Arrival’s Q3 earnings webinar taking place on Tuesday, 8th November 2022.

About Arrival
Arrival's mission is to master a radically more efficient New Method to design, produce, sell and service the best ever electric vehicle, because we want a world where cities are free from fossil fuel vehicles. Our in-house technologies enable a unique approach to produce vehicles using rapidly-scalable, local Microfactories. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates. Such statements are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts
Media
pr@arrival.com
Investors
ir@arrival.com